CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC



Form C-AR

Annual Report
2022

May 10, 2023

Annual Report 2022

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by China Solar & Clean Energy Solutions, Inc, a Nevada Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://wellbeingbrewing.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Questions and Answers

1. **What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))**

China Solar & Clean Energy Solutions, Inc. ("Company") is a corporation formed on March 21, 1983, in Nevada. The Company's physical address is 2 Valley View Drive Avon, New York 14414. The Company's website may be accessed at www.csol.pro.

2. **What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))**

Shelli Fields		
Board Positions		
Dates	**Position**	**Principal Occupation**
1/8/2020 - Present	Board Member	Board Director

Shelli Fields		
Officer Positions		
Dates	**Position**	**Responsibilities**
1/8/2020 - Present	President / Secretary / Treasurer	President / Secretary / Treasurer

Shelli Fields		
Business Experience		
Dates	**Organization**	**Principal Business, Title and Responsibilities**
Jan 2014 to Nov. 2020	New York State Thruway	A New York State public-benefit Corporation Toll Collector Collect tolls from patrons; give directions; handle road issues

3. **What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))**

Name of Holder	No. and Class of Securities Now Held	% Voting Power Prior to Offering
Friction & Heat, LLC (Joseph Passalaqua)	1 Share / Series V Super Voting Preferred Stock (1 Share = 300,000,000 votes)	76.92%
Friction & Heat, LLC (Joseph Passalaqua)	40,000,000 Common Shares	72.42%

4. **Describe the business of the Company and the anticipated business plan of the Company. (§227.201(d))**

Renewable energy, also called green or clean energy, is energy that comes from natural sources or processes such as solar, wind energy, hydroelectric, biomass, and geothermal heat which are constantly replenished. China Solar & Clean Energy Solutions, Inc.'s mission is to be a substantial proponent of the transition from this country's reliance on fossil fuels to the use of renewable energy technology. The company provides renewable energy services for residential, commercial and industrial applications. China Solar & Clean Energy Solutions, Inc. will be expanding by acquiring Green Generation up, Inc.

5. **How many employees does the Company currently have? (§ 227.201(e))**

The company currently has 1 employee.

6. **Discuss the material factors that make an investment in the Company speculative or risky. (§227.201(f))**

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

   a. **Risks Relating to Investing in a Start-up Company**

      Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

b. **Risks Relating to Our Securities**

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "CSOL" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

c. **Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.**

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker- dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

d. **Effect of Amended Rule 15c2-11 on the Company's securities.**

The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule 15c2-11 under the Exchange Act ("Rule 15c2-11," the "Amended Rule 15c2-11"). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-11, shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule 15c2-11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

   e. **Public health epidemics or outbreaks** could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

7. **Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))**

   a. **The Offering**
      i. Describe the terms of the securities being offered.
         1. Common share offered at $0.30 in the par value of $0.001
      ii. Do the securities offered have voting rights? ☑ Yes ☐ No
      iii. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

   b. **Securities or Classes of Securities of the Issuer Outstanding**

Class of Security	Securities (or Amount) Authorize	Securities (or Amount)Outstanding	Voting Rights		Other	
Preferred Stock (list each class in order of preference):						
			Yes ☑	No ☐	Yes ☑	No ☐
Series V Super Voting Preferred Stock	1	1			Specify: The Series V Super Voting Preferred Stock has 300,000,000 votes plus the number of outstanding shares of all classes	
Preferred Stock	10,000,000	1	Yes ☑	No ☐	Yes ☐	No ☑
					Specify:	
Common Stock:						
Common Stock	390,000,000	55,233,652	Yes ☑	No ☐	Yes ☐	No ☑
					Specify: 1 Share = 1 Vote	

    c.   **How the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company.**

        The Series V Super Voting Preferred Stock has 300,000,000 votes plus the number of outstanding shares of all classes and shall always control a fixed 76.92% of the total voting power (Super-Voting Power) of ALL combined classes of ALL issued and outstanding shares.

8. **Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))**

    None

9. **Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of §227.201(m))**

    The Company has elected to use the Future Maintainable Earnings Valuation which is based on profitability of the business determining its value today

10. **Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))**

    The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

    No right to participate in any management decisions of the company. The majority owner may make a decision that the investor thinks is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

    The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

    While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

11. **Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of §227.201(m))**

    The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through TruCrowd, Inc. may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C.

77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. **Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))**

Creditor Name(s)	Amount Outstanding	Maturity Date	Other Material Terms
Accounts Payable from 2019	$24,962	Due on Demand	See Below

Item (1) Accounts payable represents the amount from 2021 for operating expenses; general & administrative.

13. **Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))**

The Company has not conducted any other exempt offerings in the past three years.

14. **Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer o fthe issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-**

in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

None

15. **Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))**

Financial Condition - Liquidity and Capital Resources. As of December 31, 2022, the company had zero cash in the bank. The company intends to raise additional funds through equity financing. As of December 31, 2022, the Company has debt obligations in the amounts of $24,962.

16. **Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))**

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

China Solar & Clean Energy Solutions, Inc, has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

China Solar & Clean Energy Solutions, Inc, will file a report electronically with the SEC annually and post the report on its web site www.csol.pro no later than 120 days after the end of each fiscal year covered by the report.

Bad Actor Disclosure: The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Shelli Fields_____
(Signature)

Shelli Fields_____
(Name)

Director / President_____
(Title)

5-10-2023_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Shelli Fields_____
(Signature)

Shelli Fields_____
(Name)

Director / President_____
(Title)

5-10-2023_____
(Date)

Certification

I, Shelli Fields, certify that:

1. The financial statements of China Solar & Clean Energy Solutions, Inc included in this Form are true and complete in all material respects; and

/s/ Shelli Fields_____
(Signature)

Shelli Fields_____
(Name)

Director / President_____
(Title)

5-10-2022_____
(Date)

CHINA SOLAR & CLEAN ENERGY SOLUTI ONS, INC.

(f/k/a WORLDCAP SOLUTIONS INC.)

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

For the Year Ended December 31, 2022

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
FKA: WORLDCAP SOLUTIONS INC.
Balance Sheets
(Unaudited)

		December 31,	
		2022	**2021**
Assets			
Current Assets:			
Cash and cash equivalents		$ -	$ -
Total current assets		-	-
Total assets		$ -	$ -
Liabilities and Stockholders' Deficit			
Current Liabilities:			
Accounts payable and accrued liabilities		$ 3,000	$ 3,000
Due to related parties		21,962	-
Total current liabilities		24,962	3,000
Total liabilities		24,962	3,000
Stockholders' Deficit			
Preferred Stock, $0.001 par value, 10,000,000 shares authorized,			
1 share issued and outstanding at December 31, 2022 and			
December 31, 2021 respectively		1	1
Common Stock, $0.001 par value, 1,000,000,000 shares authorized,			
55,233,652 shares issued and outstanding, at December 31,			
2022 and at December 31, 2021 respectively		55,233	55,233
Additional paid-in capital		22,971,908	22,971,908
Accumulated deficit		(23,052,104)	(23,030,142)
Total stockholders' deficit		(24,962)	(3,000)
Total liabilities and stockholders' deficit		$ -	$ -

The accompanying notes are an integral part of these financial statements

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
FKA: WORLCAP SOLUTIONS INC.
Statement of Operations
(Unaudited)

		For the Years Ended December 31,	
		2022	**2021**
Revenues		$ -	$ -
Operating expenses			
Other general and administrative expenses		21,962	-
Total operating expenses		21,962	-
Loss from operations		(21,962)	-
Other income (expense)			
Loss on settlement of debt		-	-
Interest expense		-	-
Total other income (expense)		-	-
Net loss		$ (21,962)	$ -
Basic and fully diluted loss per common share		$ -	$ -
Basic and fully diluted weighted average			
common shares outstanding		55,233,652	55,233,652

The accompanying notes are an integral part of these financial statements

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

FKA: WORLDCAP SOLUTIONS INC.

Statement of Changes in Stockholders' Deficit

For the Years Ended December 31, 2021 and 2022

(Unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balance at December 31, 2020	-	$ -	55,233,652	$ 55,233	$ 22,971,909	$ (23,030,142)	$ (3,000)
Preferred share issued from additional paid in capital	1	-			-1		-
Net Iincome for the year ended December 31, 2021	-	-	-	-	-	-	-
Balance at December 31, 2021	1	-	55,233,652	$ 55,233	$ 22,971,908	$ (23,030,142)	$ (3,000)
Net loss for the year ended December 31, 2022	-	-	-	-	-	(21,962)	(21,962)
Balance at December 31, 2022	1	$ -	55,233,652	$ 55,233	$ 22,971,908	$ (23,052,104)	$ (24,962)

The accompanying notes are an integral part of these financial statements

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
FKA: WORLDCAP SOLUTIONS INC.
Statement of Cash Flows
(Unaudited)

	For the Years Ended December 31,	
	2022	2021
Cash Flows from Operating Activities:		
Net loss	$ (21,962)	$ -
Adjustments to reconcile net loss to net cash provided		
by (used in) operating activities:		
Issuance of common stock as share based compensation	-	-
Loss on extinquishment of debt	-	-
Changes in assets and liabilities		
Increase (decrease) in accounts payable	-	-
Increase (decrease) in due to related parties	21,962	-
Net cash provided by (used in) operating activities	-	-
Cash Flows from Investing Activities	-	-
Cash Flows from Financing Activities		
Proceeds from related party promissory note	-	-
	-	
Net increase (decrease) in cash	-	-
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	-	-
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for taxes	$ -	$ -
Non-cash transactions:		
Conversion of related party debt	-	-

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION AND BUSINESS BACKGROUND

China Solar & Clean Energy Solutions, Inc. ("China Solar" or the "Company"), formerly known as WorldCap Solutions Inc., was incorporated in the State of Nevada on March 21, 1983 as Meditech Pharmaceuticals, Inc. ("Meditech").

Deli Solar (BVI) was formed in June 2004. On August 1, 2004, Deli Solar (BVI) purchased Bazhou Deli Solar Energy Heating Co., Ltd. ("Deli Solar (Bazhou)"), a corporation duly organized on August 19, 1997 under the laws of the People's Republic of China ("PRC") from Messrs. Deli Du, Xiao'er Du, and Xiaosan Du for RMB 6,800,000. As a result of this transaction, Deli Solar (Bazhou) became a wholly foreign owned enterprise ("WFOE") under PRC law on March 30, 2005. This acquisition was accounted for as a transfer of entities under common control.

The result of the above transactions was that Deli Solar (BVI) became China Solar's direct, wholly-owned subsidiary and Deli Solar (Bazhou) remained a wholly owned subsidiary of Deli Solar (BVI).

Beijing Deli Solar Technology Development Co., Ltd. ("Deli Solar (Beijing)"), was a wholly owned subsidiary was founded in 2006 and is principally engaged in solar power heater integrated construction projects in major cities in the PRC.

On July 1, 2007, Deli Solar (Beijing) acquired 51% of Tianjin Huaneng Energy Equipment Company ("Tianjin Huaneng"), which manufactured energy saving boilers and environmental protection equipment for industrial customers. On October 27, 2008, Deli Solar (Beijing) purchased an additional 29.97% of the outstanding equity interest of Tianjin Huaneng from the minority shareholders of Tianjin Huaneng. Following this transaction, the Company increased the registered capital of Tianjin Huaneng from RMB5.94 million to RMB21.68 million by contributing an additional RMB15,740,000 ($2,295,531). As a result, the Company's equity interest in Tianjin Huaneng increased to approximately 91.82%.

On April 1, 2008, Deli Solar (Beijing) acquired 100% of Shenzhen Pengsangpu Solar Industrial Products Corporation ("SZPSP"), which is engaged in the re-sale of energy-saving related heating products such as heat pipes, heat exchangers, pressure water boilers, solar energy heaters and radiators. On July 6, 2009, Deli Solar (Beijing) entered into a termination agreement (the "Termination Agreement") with the three shareholders of SZPSP, (the "SZPSP Shareholders"), terminated the equity purchase and complementary agreements (collectively, the "Equity Purchase and Complementary Agreements") entered into with the SZPSP Shareholders on January 9, 2009 and supplemented on March 25, 2008. As of December 31, 2011, all subsidiaries were sold and/or dissolved.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
FKA: WORLDCAP SOLUTIONS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.   ORGANIZATION AND BUSINESS BACKGROUND (Continued)

Corporate Actions

On August 7, 2019 the Company filed a certificate of amendment with the Secretary of State of Nevada effecting a one hundred (100) to one (1) reverse stock split in which any fractional shares shall be rounded up and any shareholders who will own less than one (1) share following the reverse stock split will be paid in cash for that fractional share instead of being rounded up to one (1) share and will no longer be a shareholder of the Company.

Going Concern

These unaudited consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. As of December 31, 2022, the Company had minimal revenues and an accumulated deficit of $23,052,104. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company's ability to continue as a going concern for a period of one year from the issuance of these consolidated financial statements. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Basis of consolidation

The unaudited consolidated financial statements include the financial statements of China Solar & Clean Energy Solutions, Inc.

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.
FKA: WORLDCAP SOLUTIONS INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include valuing equity securities issued in share-based payment arrangements, determining the fair value of our common stock, the collectability of accounts receivable and deferred taxes and related valuation allowances. Certain of our estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to our industry, and general economic conditions. It is possible that these external factors could have an effect on our estimates that could cause actual results to differ from our estimates. We re-evaluate all of our accounting estimates at least quarterly based on these conditions and record adjustments when necessary.

Accounts receivable and allowance for doubtful accounts

Accounts receivable consists of amounts due from customers. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on management's assessment of known requirements, aging of receivables, payment history, the customer's current credit worthiness and the economic environment.

Inventories

Inventories include direct materials, labor and factory overhead and are stated at lower of cost or market value, cost being determined on a first-in, first-out basis. The Company periodically reviews historical sales activity to determine excess, slow moving items and potentially obsolete items and also evaluates the impact of any anticipated changes in future demand. TheCompany provides inventory allowances based on excess and obsolete inventories.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values. Property, plant and equipment are depreciated over their estimated useful lives as follows:

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciable life	
Buildings	6-50
years Plant and machinery	10 years
Office equipment	7 years
Motor vehicles	7 years
Computer equipment	3 years

Goodwill and intangible assets

We account for business combinations in accordance with current authoritative guidance, which requires that the acquisition method of accounting be used for all business combinations. It requires intangible assets acquired in a business combination to be recognized and reported separately from goodwill.

Furthermore, it requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. No impairment of intangibles has been identified since the date of acquisition.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. The company generally seeks the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. In the opinion of management, there was no impairment for the year ended December 31, 2022.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to estimated undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. In the opinion of management, there has been no impairment for the year ended December 31, 2022.

Investments

The Company accounts for non-marketable investments using the equity method of accounting if the investment gives us the ability to exercise significant influence over, but not control of, an investee. Significant influence generally exists if the Company has an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. The Company records its share of the investee's earnings or losses in earnings (losses) from unconsolidated entities, net of income taxes in the accompanying consolidated statements of operations. The Company evaluates it equity method investment for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such investment may have experienced other than temporary decline in value. When evidence of loss in value has occurred, management compares the estimated fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. If the estimated fair value is less than the carrying value and management considers the decline in value to be other than temporary value, the excess of the carrying value over the estimated fair value is recognized in the financial statements as an impairment. In the opinion of management, there was no impairment for the year ended December 31, 2022.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred income taxes

We use the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, "Income Taxes." Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity's financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have no material uncertain tax positions for any of the reporting periods presented.

Net income per share

Basic net income per share is computed by dividing the net income by the weighted-average number of common shares outstanding during the period. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

Stock-Based Compensation

We recognize compensation expense for stock-based compensation in accordance with ASC Topic 718. For employee stock-based awards, we calculate the fair value of the award on the date of grant using the Black-Scholes method for stock options and the quoted price of our common stock for unrestricted shares; the expense is recognized over the service period for awards expected to vest. For non-employee stock-based awards, we calculate the fair value of the award on the date of grant in the same manner as employee awards, however, the awards are revalued at the end of each reporting period and the pro rata compensation expense is adjusted accordingly until such time the nonemployee award is fully vested, at which time the total compensation recognized to date

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

equals the fair value of the stock-based award as calculated on the measurement date, which is the date at which the award recipient's performance is complete. The estimation of stock- based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

Fair value of financial instruments

We have adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are carried at historical cost basis, which approximates fair values because of the short-term maturing of these instruments. The carrying amounts of our short- and long-term credit obligations approximate fair value because the effective yields on these obligations, which include contractual interest rates which are comparable to rates of returns for instruments of similar credit risk and because of the short-term maturity of these instruments.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

3.   SUBSEQUENT EVENTS

None.